Via Facsimile and U.S. Mail
Mail Stop 6010

September 20, 2006

Mr. Thomas F. Ackerman
Corporate Executive Vice President and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887

> **Re: Charles River Laboratories International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-15943**

Dear Mr. Ackerman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief